

02004781

SEC [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40537



RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Columbia Financial Center Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 SW Fifth Avenue
(No. and Street)

Portland, Oregon 97201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa Castellanos 503/795-6461
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100 Portland, Oregon 97201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa Castellanos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Financial Center Incorporated, as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE.

Theresa M. Castellanos
Signature

Chief Acctg Officer & Treasurer
Title

Carla J Bolliger
Notary Public


OFFICIAL SEAL
CARLA J. BOLLIGER
NOTARY PUBLIC-OREGON
COMMISSION NO. 320474
MY COMMISSION EXPIRES MARCH 13, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Accountants Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Financial Center Incorporated
Statement of Financial Condition
December 31, 2001

ASSETS	
Current assets:	
Cash equivalents	$ 184,025
Prepaid expenses	13,768
Deferred income taxes	11,978
Furniture, fixtures and equipment, net	16,662
Goodwill, net	50,973
	$ 277,406
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Payable to affiliates for accrued payroll, benefits and other expenses	$ 28,616
Taxes payable	30,295
Total current liabilities	58,911
Commitments (Note 6)	
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 97,643 shares issued and outstanding	-
Capital in excess of par	189,099
Retained earnings	29,396
Total stockholder's equity	218,495
	$ 277,406

The accompanying notes are an integral part of the financial statements.

Columbia Financial Center Incorporated
Statement of Income
For the Year Ended December 31, 2001

Revenue:	
Fees from affiliates	$ 703,400
Interest	5,046
Total revenue	708,446
Expenses:	
Salaries and benefits	290,373
Office and equipment	208,119
Business promotion	94,432
General and administrative	47,158
Taxes, other than on income, and licenses	37,853
Other	20,948
Total expenses	698,883
Income before income taxes	9,563
Income taxes	4,518
Net income	$ 5,045

The accompanying notes are an integral part of the financial statements.